Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

EXCO Resources, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-159930, 333-156086, 333-132551, 333-133481, and 333-146376) and on Form S-3 (Nos. 333-142361 and 333-145885) of EXCO Resources, Inc. and subsidiaries of our reports dated February 24, 2010, with respect to the consolidated balance sheets of EXCO Resources, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of EXCO Resources, Inc.

/s/ KPMG LLP

Dallas, Texas

February 24, 2010